
03025170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECD S.E.C.
JUN 3 0 2003
1086

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to ________

PROCESSED
JUL 02 2003
THOMSON FINANCIAL

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Independent Auditors' Report

Statements of Assets Available for Benefits
as of December 31, 2002 and 2001

Statement of Changes in Assets Available for Benefits for the year ended
December 31, 2002

Notes to Financial Statements

EXHIBITS

The following exhibits are filed as part of this report:

23 Independent Auditors' Consent

99.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."

99.2 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

Dated: June 27, 2003

By: SPARTAN STORES, INC.
Plan Administrator

By: /s/Mark C. Eriks
Mark C. Eriks
Vice President Human Resources

Spartan Stores, Inc.
Savings Plus Plan

Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002 and Independent Auditors' Report

SPARTAN STORES, INC. SAVINGS PLUS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Assets Available for Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2002	3
Notes to Financial Statements	4-7

Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge St., N.W
Grand Rapids, Michigan [illegible]

Tel: (616) 336-7900
Fax: (616) 336-7950
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Administrators
Spartan Stores, Inc. Savings Plus Plan
Grand Rapids, Michigan

We have audited the accompanying statements of assets available for benefits of Spartan Stores, Inc. Savings Plus Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 9, 2003

Deloitte
Touche
Tohmatsu

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
Contributions receivable	$ 208,982	$ 147,662
Investments—Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	57,228,920	74,155,728
ASSETS AVAILABLE FOR BENEFITS	$ 57,437,902	$ 74,303,390

See notes to financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$ 74,303,390
ADDITIONS:	
Contributions:	
Employee	5,382,732
Employer	2,614,785
Total additions	7,997,517
DEDUCTIONS:	
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust:	
Net depreciation in value of investments	(15,606,105)
Interest and dividends	842,617
Total net investment loss	(14,763,488)
Distributions paid to retired or terminated participants	(8,008,188)
Administrative expenses	(1,329)
Total deductions	(22,773,005)
NET DEDUCTIONS PRIOR TO TRANSFERS	(14,775,488)
TRANSFERS FROM OTHER PLANS	26,618
TRANSFERS TO OTHER PLANS	(2,116,618)
NET DECREASE	(16,865,488)
ASSETS AVAILABLE FOR BENEFITS—End of year	$ 57,437,902

See notes to financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEAR ENDED DECEMBER 31, 2002

1. THE PLAN

General—The following description of Spartan Stores, Inc. Savings Plus Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for complete information.

The Plan was established January 1, 1988 and amended September 1, 2000. On April 1, 2001, the Plan was further amended to allow participants to elect to invest in common stock of Spartan Stores, Inc. ("Spartan") effective as of August 1, 2001. The Plan is a defined contribution retirement plan established for all eligible non-union employees of Spartan and subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On January 1, 2002, Spartan Stores, Inc. Savings Plus Plan for J.F. Walker Associates (the "J.F. Walker Plan") was created and the Plan's participants employed by J.F. Walker Company, Inc. ("J.F. Walker") were transferred to the J.F. Walker Plan.

Prior to April 1, 2001, all non-union employees of the Company were eligible and could begin to participate in the Plan on the date of hire. On April 1, 2001, the Plan was amended to require six months of employment or 1,000 service hours in twelve consecutive months since the date of hire before beginning participation in the Plan. However, temporary associates may begin to participate in the Plan upon completion of a "year of employment." A year of employment consists of at least 1,000 service hours in a 12-consecutive-month period. Eligible participants may enter the Plan on the date they meet the above eligibility requirements.

Contributions—The Plan provides for matching contributions as determined by the Board of Directors. For all participants, except employees of L&L/Jiroch Distributing Company ("L&L/Jiroch"), the matching contribution was 100% of the participant's elective deferral up to the first 3% of their annual salary, and 50% of the participant's elective deferral of the next 3% of their annual salary with no match beyond the first 6%. For employees of L&L/Jiroch, the matching contribution was 50% of a participant's elective deferral up to the first 6% of their annual salary. The Plan further provides for discretionary employer contributions. L&L/Jiroch employees received discretionary employer contributions totaling $260,000 in 2001. There were no discretionary employer contributions in 2002.

Participants are eligible to contribute up to 30% of pay as tax-deferred contributions. However, the total elective deferral by a participant may not exceed $11,000 for calendar year 2002. This limitation will be increased annually for any cost-of-living adjustment provided under Internal Revenue Code Section 402(g).

Distributions—A participant is eligible to receive a distribution from the Plan of his/her total account balance when one of the following events occur: (1) termination of employment, (2) retirement, (3) attainment of age 59-1/2, (4) total and permanent disability or medical emergency, (5) death, or (6) financial hardship, subject to applicable limitations.

Participant Accounts—Each participant's account is valued daily. The participant's account is allocated a portion of the net investment earnings or losses of the respective investment funds based on the average balance of the account as compared to the average balance of all other participants' accounts. The amount distributed to a participant equals the amount credited to his/her account as of the date his/her benefits in the investment funds are liquidated. Investments from employer discretionary contributions are distributed based on qualifying wages of the participant to total qualifying wages.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 16 mutual funds and the common stock of Spartan as investment options for participants. Participants may change their investment options at any time.

Vesting—For all participants, except those employed by L&L/Jiroch, employee contributions, matching employer contributions, and discretionary contributions are 100% vested and nonforfeitable. L&L/Jiroch participant contributions vest immediately and employer matching and discretionary contributions vest in increasing percentages beginning with two years of service, and are fully vested with seven years of service.

Payments of Benefits—Retired or terminated participants' accounts are normally distributed no later than 60 days after the last date of employment. All accounts less than $3,500 in value as of the last date of employment require a lump sum distribution; all participants with vested accounts equal to or greater than $3,500 are given the option for distribution or maintaining their accounts in the Plan. If the retired or terminated employee has not received a distribution within 60 days after the last date of employment, the account will be invested in the Putnam Money Market Fund.

Loans—Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan administrator at the time the loan is made. Principal and interest is paid ratably through payroll deductions which are remitted on a monthly basis.

Administrative Expenses—The Plan pays fees associated with participant recordkeeping and the Plan sponsor pays fees associated with professional services rendered to the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition—Investments are recorded in the Plan's financial statements at fair value. Fair value is determined by closing market prices at the end of the Plan year. Unrealized appreciation or depreciation in the value of investments held at year-end and gains or losses on the sale of investments during the year are determined using the beginning of year market value or purchase price if acquired since that date.

Payments of Benefits—Benefits are recorded when paid.

Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

3. MASTER TRUST

The Plan's investments consist of an interest in Spartan Stores, Inc. Savings Plus Master Trust (the "Master Trust"), a trust established by the Company and administered by Putnam Defined Contribution Plan Administration ("Putnam"). The Master Trust permits the co-mingling of the trust assets of the Plan, the Spartan Stores, Inc. Savings Plus Plan for Union Associates, the Spartan Stores, Inc. Savings Plus Plan for J.F. Walker Associates, and the Spartan Retail Savings Plus Plan for investment and administrative purposes. Putnam maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment account to the participating plans. The following is a summary of information regarding the trust, that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The assets of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Investments at fair value:		
Lord Abbett Midcap Value Fund	$ 2,154,069	
Neuberger Berman Genesis Advisor Fund	2,119,053	
AIM Small Cap Growth Fund	659,546	
PIMCO Total Return Fund	7,593,790	
Putnam Fund for Growth and Income	2,005,574	$ 2,093,279
The George Putnam Fund of Boston	7,836,512	8,735,810
Putnam Investors Fund	15,355,264	22,582,677
Putnam Voyager Fund	16,849,735	24,933,282
Putnam Money Market Fund	19,699,748	22,452,720
Putnam Income Fund		5,370,619
Putnam OTC and Emerging Growth Fund	2,732,661	5,263,906
Putnam New Opportunities Fund	3,947,880	5,926,197
Putnam International Growth Fund	7,918,340	10,619,046
Putnam S&P 500 Index	10,046,413	14,046,560
Putnam Asset Allocation: Growth Portfolio	2,023,772	2,151,331
Putnam Asset Allocation: Balanced Portfolio	6,154,027	7,439,899
Putnam Asset Allocation: Conservative Portfolio	2,891,447	3,058,514
Participant loans	4,141,465	4,645,698
Spartan common stock	1,578,260	7,369,996
TOTAL INVESTMENTS	$ 115,707,556	$ 146,689,534
Plan's investment in the Master Trust	$ 57,228,920	$ 74,155,728
Plan's percentage interest in total assets of the Master Trust	49.46 %	50.55 %

Interest and dividends and the net depreciation for all participating plans in the Master Trust for the year ended December 31, 2002 is summarized as follows:

Interest and dividends	$ 1,815,558
Net depreciation in value of investments:	
Mutual funds	(23,481,692)
Common stock	(7,588,108)
Total depreciation	(31,069,800)
Net investment loss	$ (29,254,242)

4. PRIORITIES UPON TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan and to discontinue contributions at any time.

Upon termination or partial termination, all expenses related thereto shall be charged to the affected participants' accounts and all remaining assets are to be distributed to the participants as directed by the Plan Administrative Committee. Trust funds previously segregated due to retirement or other termination shall continue to be held by the Trustees and distributed as provided under the terms of the Plan.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain investments held by the Plan are managed by Putnam, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. As of December 31, 2002 and 2001, the Plan held $47,642,164 and $68,953,293, respectively, in such investments.

6. INTERNAL REVENUE SERVICE STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 6, 2003 that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code ("IRC"). Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. TRANSFERS FROM OTHER PLANS

Assets totaling $23,906, were transferred from the Spartan Stores, Inc. Savings Plus Plan for Union Associates to the Plan during the year. Assets totaling $2,712, were transferred from the Spartan Retail Savings Plus Plan to the Plan during the year.

8. TRANSFERS TO OTHER PLANS

Assets totaling $149,428 were transferred to the Spartan Retail Savings Plus Plan, a defined contribution plan, during the year. Assets totaling $1,967,190, representing participants employed by J.F. Walker, were transferred to the Spartan Stores, Inc. Savings Plus Plan for J.F. Walker Associates, a defined contribution plan, during the year.

* * * * * *

EXHIBIT INDEX

23	Independent Auditors' Consent
99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."
99.2	Performance Table

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-66430 and No. 333-100794 of Spartan Stores, Inc. on Form S-8 of our report dated June 9, 2003, appearing in this Annual Report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Grand Rapids, Michigan
June 27, 2003

EXHIBIT 99.1

CERTIFICATION

Solely for the purpose of complying with 18 U.S.C. § 1350, in connection with the Annual Report on Form 11-K (the "Report") of the Spartan Stores, Inc. (the "Company") Savings Plus Plan (the "Plan") for the period ending December 31, 2002, each of the undersigned hereby certifies in his capacity as an officer of the Company that the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition of the Plan at the end of such period and the results of operations of the Plan for such period.

/s/Craig C. Sturken
Craig C. Sturken
President and Chief Executive Officer
Dated: June 27, 2003

/s/David M. Staples
David M. Staples
Executive Vice President and Chief Financial Officer
Dated: June 27, 2003

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

June 27, 2003

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 invested on March 27, 1999, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/27/99 Value	3/25/00 Value	3/31/01 Value	3/30/02 Value	3/29/03 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 1,085.28	$ 1,072.50	$ 827.20	$ 255.20

Spartan Stores common stock has been listed on the Nasdaq National Market System since August 2, 2000. Until August 2, 2000, there was no established public trading market for Spartan Stores' securities.

On August 2, 2000, each share of Spartan Stores Class A common stock, $2 par value, outstanding immediately prior to Spartan Stores' merger with Seaway Food Town, Inc., was converted into one share of Spartan Stores common stock, no par value. In addition, Spartan Stores declared a stock split pursuant to a dividend of 0.336 shares of common stock for each share of common stock outstanding immediately before the merger with Seaway Food Town. Accordingly, each share of Spartan Stores Class A common stock outstanding immediately prior to the merger with Seaway Food Town was converted into 1.336 shares of Spartan Stores common stock, rounded up to the nearest whole share.

Prior to August 2, 2000, pursuant to Spartan Stores' bylaws, Spartan Stores' board of directors periodically (usually annually) established the price, referred to as the "**trading value**," at which Spartan Stores issued and purchased its Class A common stock. The board determined the trading value, in its sole and absolute discretion, based upon Spartan Stores' financial condition, results of operations, operating trends, market conditions, the state of the economy, and such other factors that the board deemed appropriate. The board set the trading value at $13.30 per share of Class A common stock effective June 21, 1999 and $12.30 per share effective June 22, 1998. These trading values did not represent a price that was based on transactions effected in a public market for shares of Spartan Stores Class A common stock. Upon completion of the merger with Seaway Food Town, Spartan Stores' board discontinued its periodic determination of the trading value of the Spartan Stores common stock.

Spartan Stores paid cash dividends in the amount of $0.0125 per share during each of the four quarters in the fiscal year ending March 25, 2000. During the fiscal year ended March 31, 2001, Spartan Stores paid quarterly dividends of $0.0125 per share of Class A common stock for the first quarter, which ended on June 17, 2000, but did not pay any dividends for the other three quarters of that fiscal year. Spartan Stores did not pay any dividends on its common stock during the fiscal years ended March 30, 2002 and March 29, 2003.

Spartan Stores does not anticipate it will pay any dividends for the foreseeable future, but will invest any net earnings in its operations and to acquire additional retail operations. In addition, Spartan Stores' credit facility restricts its ability to pay dividends.